SE 19011117

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/18 (MM/DD/YY) AND ENDING 9/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stuyvesant Square Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Old Kings Highway South
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605Sandy Plains Lane	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets
NOV 27 2019
RECEIVED

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Tuvlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stuyvesant Square Advisors, Inc., as of September 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARLENE DYRVIK
Notary Public, State of Connecticut
My Commission Expires March 31, 2024

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUYVESANT SQUARE ADVISORS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2019

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Stuyvesant Square Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stuyvesant Square Advisors, Inc. (the Company) as of September 30, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stuyvesant Square Advisors, Inc. as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 15, 2019

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2019

ASSETS

Cash	$ 93,856
Furniture and equipment at cost, less, accumulated depreciation of $5,088	308
Prepaid expenses	12,652
Refundable tax payments on deposit	74,269
Total assets	$ 181,085

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 9,098
Total liabilities	9,098
Stockholder's equity:	
Common stock, no par value, shares authorized 200; 100 issued and outstanding shares	-
Additional paid-in capital	15,000
Retained earnings	156,987
Total stockholder's equity	171,987
Total stockholder's equity and liabilities	$ 181,085

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2019

Revenues:	
Financial advisory fees	$ 300,000
Consulting fees	518,131
Reimbursed expenses and other	26,473
Total revenues	844,604
Expenses:	
Employee compensation	764,200
Professional fees	24,144
Occupancy and Equipment	36,352
Other operating expenses	146,835
Total expenses	971,531
Net loss	$ (126,927)

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2019

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at beginning of the year	$ -	$ 15,000	$ 283,914	$ 298,914
Net loss	-	-	(126,927)	(126,927)
Balance at year end	$ -	$ 15,000	$ 156,987	$ 171,987

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2019

Cash flows from operating activities:		
Net loss		$(126,927)
Adjustments to reconcile net loss		
to net cash used by operating activities		
Depreciation	$ 352	
(Increase) decrease in operating assets:		
Receivable from customers	12,893	
Prepaid expenses	(12,566)	
Refundable tax payments	10,972	
Increase (decrease) in operating liabilites:		
Accounts payable, accrued expenses	4,979	
Total adjustments		16,630
Net cash used by operating activities		(110,297)
Net decrease in cash		(110,297)
Cash at beginning of the year		204,153
Cash at end of the year		$ 93,856

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2019

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Stuyvesant Square Advisors, Inc. (the "Company") was incorporated in New York on April 28, 2008. The Company is as a broker/dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking, consulting and private placement services to its clients.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended September 30, 2019, depreciation expense was $352.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist of outstanding invoices at period end. To the extent the collection of a receivable is uncertain an allowance for doubtful accounts is established.

Revenue

Company revenue consists primarily of investment banking financial advisory fees and consulting fees. Investment banking financial advisory fees includes advice regarding mergers and acquisitions, debt restructuring, debt origination and debt refinancing. Consulting fees include fees for advisory services not related to investment banking, corporate finance or securities.

On October 1, 2018, the Company adopted (under the modified retrospective approach) ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates as single framework for recognizing revenue from contracts with customers that is within its scope.

Pursuant to ASC 606, the Company recognizes revenue when it satisfies its performance obligation by transferring control over goods or service to a customer.

Revenue from contracts with customers includes fees from investment banking financial advisory and consulting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where

multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking financial advisory and consulting services is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (unearned revenue).

Management's Review for Subsequent Events

Management evaluated subsequent events through the date which the financial statements were issued.

NOTE 2- INCOME TAXES

The Company elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholder's individual income tax returns and no income taxes are reported in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under these provisions, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company has received approval from the Internal Revenue Service to retain its fiscal year for income tax reporting. As a result, the Company is required to make "required payments" under section 7519 of the Internal Revenue Code. The "required payments" are intended to approximate the amount of tax that would be paid by the shareholder if the corporation changed to a calendar year. Thus, in most cases, the payments offset the income tax deferral provided by the fiscal year. On an annual basis the Company will either make additional payments to the extent that the "required payments" balance as of the year end is less than the amount required according to the methodology prescribed in the Code, or receive a refund to the extent that the "required payments" balance is greater than the required balance as of the year end. As of September 30, 2019, the balance in required payments was $74,269 and is included in refundable tax payments on deposit on the statement of financial condition.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $84,758 at September 30, 2019, this exceeded required net capital of $5,000 by $79,758. The ratio of aggregate indebtedness to net capital at September 30, 2019 was .11 to 1.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the sole shareholder, to cover the costs of office expenses, including rent, utilities and related services. This agreement will remain in effect until terminated by either the Company or the shareholder. The agreement states that the shareholder will be reimbursed $2,000 per month to cover these expenses. The total payments made to the shareholder under this agreement for the year ended September 30, 2019 was $24,000. The Company also paid $12,000 to a registered representative for office expenses, including rent, utilities and related services under this agreement for the year ended September 30, 2019. The above payments to the shareholder and the registered representative are included in occupancy and equipment expense. There was no amount due to or from related parties as of September 30, 2019.

NOTE 5- CONCENTRATIONS

For the year ended September 30, 2019, the two largest customers accounted for 57% of sales.

During the year ended September 30, 2019, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts and management believes it is not subject to any significant credit risk on its cash and cash equivalents.

STUYVESANT SQUARE ADVISORS, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2019

SCHEDULE I

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2019

Total ownership equity from statement of financial condition	$ 171,987
Total nonallowable assets from statement of financial condition	(87,229)
Net capital before haircuts on securities positions	84,758
Haircuts on securities	-
Net capital	$ 84,758
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 9,098
Total aggregate indebtedness	$ 9,098
Percentage of aggregate indebtedness to net capital	10.7%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 607
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 79,758
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital	$ 78,758

There is no material difference between the above computation and the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report dated September 30, 2019.

SCHEDULE II

STUYVESANT SQUARE ADVISORS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2019

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

STUYVESANT SQUARE ADVISORS, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

SEPTEMBER 30, 2019

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2019

Stuyvesant Square Advisors, Inc., is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Stuyvesant Square Advisors, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Stuyvesant Square Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 15, 2019

On behalf of Stuyvesant Square Advisors, Inc., I, as President, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending September 30, 2019:

- Stuyvesant Square Advisors, Inc. claims an exemption from SEC Rule 15c3-3 under the k(2)(i) provision.
- Stuyvesant Square Advisors, Inc. did not hold any customer funds or securities at any time during the year.
- Stuyvesant Square Advisors, Inc. met the identified exemption provisions throughout the reporting period of October 1, 2018 thru September 30, 2019 without exception.

____

David Tuvlin

President

Stuyvesant Square Advisors, Inc.

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of
Stuyvesant Square Advisors, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Stuyvesant Square Advisors, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019 with the amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Jerome Davies, CPA, P.C.

Marietta, Georgia
November 15, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 9/30/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68035 FINRA SEP
STUYVESANT SQUARE ADVISORS INC
30 OLD KINGS HWY S STE 228
DARIEN CT 06820-4551

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 450.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (225.00)

4/17/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 225.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 225.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 225.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stuyvesant Square Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 20th day of November, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2018**
and ending **9/30/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 844,604

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Consulting income and reimbursement of expenses 544,604

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 544,604

2d. SIPC Net Operating Revenues $ 300,000

2e. General Assessment @ .0015 $ 450.00

(to page 1, line 2.A.)

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